Filed by Barclays PLC Pursuant to

Rule 425 under the Securities Act of 1933

Subject Companies:

Barclays PLC

(Commission File No. 1-09246)

Barclays Bank PLC

(Commission File No. 1-10257)

ABN AMRO Holding N.V.

(Commission File No. 1-14624)

ABN AMRO Bank N.V.

(Commission File No. 1-14624-05)

The Offer is not being made, directly or indirectly, in or into, and consequently this announcement is not for distribution, directly or indirectly, in, into or from any Restricted Jurisdiction. This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell securities, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The availability of the Offer to persons not resident in the Offer Jurisdictions may be affected by the laws of the relevant jurisdictions. Such persons should inform themselves about and observe any applicable requirements.

14 August 2007

For immediate release

BARCLAYS ISSUES SHARES TO CHINA DEVELOPMENT BANK AND TEMASEK

Barclays PLC today issued 201.39 million new ordinary shares to China Development Bank and 135.42 million new ordinary shares to Temasek Holdings (Private) Limited pursuant to the unconditional portions of the transactions announced on 23 July 2007.

Enquiries:

ANALYSTS AND INVESTORS
Mark Merson James S Johnson	+44 (0) 20 7116 5752 +44 (0) 20 7116 2927

MEDIA
Stephen Whitehead Alistair Smith	+44 (0) 20 7116 6060 +44 (0) 20 7116 6132

About Barclays

Barclays is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services with an extensive international presence in Europe, the USA, Africa and Asia. It is one of the largest financial services companies in the world by market capitalisation. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs 127,700 people. Barclays moves, lends, invests and protects money for over 27 million customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.

About Temasek

Incorporated in 1974, Temasek Holdings is an Asia investment firm headquartered in Singapore. Supported by affiliates and offices around Asia, it manages a diversified S$164 billion (US$108 billion) portfolio, concentrated principally in Singapore, Asia and the OECD economies. The Temasek portfolio spans various industries including telecommunications & media, financial services, real estate, transportation & logistics, energy & resources, infrastructure, engineering & technology as well as bioscience & healthcare. Temasek’s total shareholder return since inception in 1974 has been more than 18% compounded annually. It has a corporate credit rating of AAA/Aaa by rating agencies Standard & Poor’s and Moody’s respectively. For further information on Temasek please visit www.temasekholdings.com.sg.

About China Development Bank

China Development Bank was founded in 1994, under the leadership of the State Council of China. China Development Bank specializes in financing infrastructure developments, pillar industries, high technology industries and key national projects. It also actively explores cooperative opportunities internationally. China Development Bank had total assets of RMB 2,314 billion (approximately £150 billion) at the year end of 2006. In early 2007, the Chinese government announced that China Development Bank will transform into a commercially operated financial institution focusing on medium to long term businesses. For further information on China Development Bank please visit www.cdb.com.cn/english.

Other information

The subscription of shares was made by subsidiaries nominated by CDB and Temasek respectively.

Important Information

This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

The Offer is being made into The Netherlands, the United Kingdom, the United States, Austria, Belgium, Canada, France, Germany, Ireland, Luxembourg, Norway, Singapore, Spain and Switzerland, as well as any other jurisdiction where the Offer is capable of being lawfully made in compliance with local laws (together the “Offer Jurisdictions”) but the Offer is not being made, directly or indirectly, in or into Italy, Japan or any other jurisdiction (other than the Offer Jurisdictions) where the making of this Offer is not in compliance with local laws (such a jurisdiction, a “Restricted Jurisdiction”) and may not be accepted from within any jurisdiction where the acceptance of this Offer is not in compliance with local laws.

Accordingly, copies of the Offer documentation are not being, and must not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Italy, Japan or any other Restricted Jurisdiction and all such persons receiving such documents (including, without limitation, custodians, nominees and trustees) should observe these restrictions and must not mail or otherwise distribute, forward or transmit them in, into or from Italy, Japan or any other Restricted Jurisdiction.

Persons receiving such documents (including, without limitation, custodians, nominees and trustees) should inform themselves about and observe any applicable requirements.

The Offer has not received clearance from the Commissione Nazionale per le Società e la Borsa (CONSOB) pursuant to Italian securities laws and implementing regulations (in particular under Section 102 of Italian Legislative Decree No. 58 dated 24 February 1998). Consequently, any form of solicitation (i.e. any offer, invitation to offer or promotional advertisement) of acceptances of the Offer by ABN AMRO shareholders and/or ABN AMRO ADS holders based in Italy will be contrary to Italian laws and regulations. Application for authorisation by the relevant Italian authorities for the launching of an offer for ABN AMRO shares and/or ABN AMRO ADSs in the Republic of Italy has not yet been and is not currently intended to be made. Accordingly, Italian ABN AMRO shareholders and/or ABN AMRO ADS holders are hereby notified that, to the extent such ABN AMRO shareholders and/or ABN AMRO ADS holders are persons or entities resident and/or located in the Republic of Italy and until and to the extent that the relevant authorization has been obtained from the Italian authorities, the Offer is not made in or into Italy, as such would not be in compliance with local laws. Neither the Offer documentation nor any other offering materials related to the Offer or the ABN AMRO shares or ABN AMRO ADSs may be distributed or made available in the Republic of Italy.

SEC filings

In connection with the proposed business combination transaction between ABN AMRO and Barclays, Barclays has filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form F-4 (“Form F-4”), which includes the Barclays offer document/prospectus. Barclays has also filed with the SEC a Statement on Schedule TO and other relevant materials. In addition, ABN AMRO has filed with the SEC a Recommendation Statement on Schedule 14D-9, and ABN AMRO has filed and will file other relevant materials. Barclays has mailed the offer document/prospectus to holders of ABN AMRO ordinary shares located in the United States and Canada and to holders of ABN AMRO ADSs located in certain jurisdictions worldwide.

INVESTORS ARE URGED TO READ THE OFFER DOCUMENT/PROSPECTUS AND ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

Investors can obtain a free copy of the Form F-4, the offer document/prospectus and other filings without charge, at the SEC’s website (www.sec.gov). Copies of such documents may also be obtained from ABN AMRO and Barclays without charge.

Forward looking Statements

This document contains certain forward-looking statements with respect to certain of Barclays plans and their current goals and expectations relating to their future financial condition and performance and which involve a number of risks and uncertainties. Barclays caution readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the consummation of the business combination between ABN AMRO and Barclays within the expected timeframe and on the expected terms (if at all), the benefits of the business combination transaction involving ABN AMRO and Barclays, including the achievement of synergy targets, ABN AMRO’s and Barclays future financial position, income growth, impairment charges, business strategy, projected costs and estimates of capital expenditure and revenue benefits, projected levels of growth in the banking and financial markets, the combined group’s future financial and operating results, future financial position, projected costs and estimates of capital expenditures, and plans and objectives for future operations of ABN AMRO, Barclays and the combined group and other statements that are not historical fact. Additional risks and factors are identified in ABN AMRO and Barclays filings with the SEC including ABN AMRO and Barclays Annual Reports on Form 20-F for the fiscal year ending December 31, 2006, which are available on ABN AMRO’s website at www.abnamro.com and Barclays website at www.barclays.com respectively, and on the SEC’s website at www.sec.gov.

Any forward-looking statements made by or on behalf of ABN AMRO and Barclays speak only as of the date they are made. ABN AMRO and Barclays do not undertake to update forward-looking statements to reflect any changes in expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that ABN AMRO and Barclays have made or may make in documents they have filed or may file with the SEC.

Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per ABN AMRO or Barclays share for the current or future financial years, or those of the combined group, will necessarily match or exceed the historical published earnings per ABN AMRO or Barclays share.

Persons (including, without limitation, custodians, nominees and trustees) who intend or would intend to send, mail or otherwise distribute the Offer documentation or any documents relating thereto should read the restrictions on distribution set out in the Offer documentation before taking any action.